August 28, 2014

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	T-Mobile US, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed May 1, 2014
File Number 001-33409

Dear Mr. Spirgel:

T-Mobile US, Inc. (“T-Mobile” or the “Company”) submits this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 14, 2014 related to T-Mobile’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the fiscal quarter ended March 31, 2014. For your convenience, we have repeated each of the comments in your letter and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 1 - Summary of Significant Accounting Polices

Revenue Recognition, page 50

1.	We note your description on page 49 of the JUMP! handset program that was launched in July 2013. Please tell us and disclose the following:

•	Whether the JUMP! handset program represents a multiple-element arrangement per ASC 605-25-30.

•	Are the trade-in right, the sale of the new handset and the monthly services three separate deliverables and units of accounting?

•	Is the customer required to sign a new service contract in conjunction with the purchase of a handset, and how the pricing is determined for each?

•	To upgrade the handset, is the customer required to a pay a specific amount or a percentage of the Equipment Installment Plan (EIP) receivable balance?

•	How do your allocate the consideration received at the inception of the arrangement to the units of accounting?

•	Your accounting for increases in the guarantee liability as a result of changes in facts or circumstances.

•	How you determined the standalone value of your equipment sale

•	How you determined appropriate to recognize equipment revenue at the time of sale. How you concluded that receipt of the consideration is not contingent on providing the service.

RESPONSE:

In response to the Staff’s comments, T-Mobile respectfully provides the following overview of the Just Upgrade My Phone (“JUMP! TM”) program in addition to responses to your specific comments:

T-Mobile offers a handset upgrade program, JUMP!, which was launched in July 2013 and provides eligible customers a specified-price trade-in right to upgrade their device, and includes added protection if a device is damaged or lost through the inclusion of Premium Handset Protection® and Lookout Mobile Security® services. Customers enrolled in JUMP! must pay a monthly premium to be eligible for program benefits. Participating customers must purchase a device from T-Mobile, have a qualifying monthly wireless service plan with T-Mobile, and finance their device using an Equipment Installment Plan (“EIP”). Qualifying monthly wireless service plans are postpaid service plans, such as Simple Choice plans, which do not include a long-term or annual service contract commitment. Version 1.0 of JUMP!, available for enrollment from July 2013 until February 2014, allows customers to upgrade twice every twelve months after being enrolled for a minimum of six months in the program. Version 2.0 of JUMP!, available since February 2014, allows customers to upgrade as often as they want and without any waiting period once the customer has paid at least 50% of the device sale amount. Customers may cancel JUMP! at any time and no longer pay the monthly premium and customers may purchase Premium Handset Protection and Lookout Mobile Security separately. Upon JUMP! program qualifying upgrades, customers’ remaining EIP balances are satisfied provided they trade in their eligible used device in good working condition and purchase a new device from T-Mobile on a new EIP.

•	Whether the JUMP! handset program represents a multiple-element arrangement per ASC 605-25-30.

RESPONSE:

In accordance with ASC 605, T-Mobile has concluded customer transactions providing for the sale of devices, wireless service plans, JUMP!, Premium Handset Protection and Lookout Mobile Security services are a single multiple-element arrangement when entered into at or near the same time.

•	Are the trade-in right, the sale of the new handset and the monthly services three separate deliverables and units of accounting?

RESPONSE:

For customer transactions which include the enrollment in JUMP! at or near the same time as the sale of the device, T-Mobile has concluded the arrangement has five deliverables and five units of accounting: (1) the device, (2) a month of wireless service, (3) the JUMP! trade-in right, (4) a month of Premium Handset Protection service, and (5) a month of Lookout Mobile Security service.

•	Is the customer required to sign a new service contract in conjunction with the purchase of a handset, and how the pricing is determined for each?

RESPONSE:

T-Mobile does not require a long-term or annual wireless service plan with the purchase of a device. Customers who want to enroll in JUMP! or finance their device using an EIP are required to establish and maintain a qualifying monthly wireless service plan with T-Mobile, but are free to terminate JUMP! and their wireless service at any time. Existing customers, who want to purchase a new device using an EIP are not required to make any wireless service contract modifications as long as they are on a qualified monthly wireless service plan. Unlike traditional wireless pricing which includes heavily discounted devices in conjunction with higher service pricing over a two-year committed contract term, T-Mobile device pricing is approximately the same as the stand-alone selling-price for such devices and pricing for qualified monthly wireless service plans are the same regardless of whether customers purchase a device or not.

•	To upgrade the handset, is the customer required to a pay a specific amount or a percentage of the Equipment Installment Plan (EIP) receivable balance?

RESPONSE:

Customers who are enrolled in Version 1.0 of JUMP! are not required to pay a specific amount or percentage of the EIP receivable balance when upgrading, but are required to maintain enrollment in the program for a minimum of six months prior to being eligible to complete their first upgrade. After completing the six month enrollment period, a customer is eligible to upgrade up to twice every twelve months. Customers who are enrolled in Version 2.0 of JUMP! are eligible to upgrade at any time, without a waiting period, as long as the customer has paid at least 50% of the device sale amount, including initial down payments and additional principal payments.

•	How do your allocate the consideration received at the inception of the arrangement to the units of accounting?

RESPONSE:

As described above, for customer transactions which include the sale of JUMP! at or near the same time as the sale of the device, T-Mobile has concluded that the arrangement has five deliverables and units of accounting.

ASC 605-25-15-3 indicates a multiple-element arrangement may be within the scope of another Codification Topic and ASC 605-25-15-3A also states that for other topics that address both separation and allocation, the provisions in that topic should be applied rather than the guidance in ASC 605-25. Accordingly, the JUMP! trade-in right is addressed separately from the remaining deliverables as it falls within the scope of ASC 460.

In accordance with ASC 460-10-30-2(b), initial measurement of the JUMP! trade-in right is separated from the multiple-element arrangement, then measured and recognized as a guarantee liability in the financial statements at the fair value of the guarantee. The remaining consideration is allocated to the remaining deliverables based on their relative stand-alone selling price. Consideration comprises the price of the device and the first month of service fees.

•	Your accounting for increases in the guarantee liability as a result of changes in facts or circumstances.

RESPONSE:

As required under ASC 460-10-35-4, T-Mobile accounts for increases in the guarantee liability in accordance with ASC 450-20. T-Mobile assesses the guarantee liability at each reporting date to determine if facts and circumstances would indicate the incurrence of an incremental contingent liability is probable and if so, reasonably estimable. Increases in the guarantee liability as a result of this assessment are recorded in the current period as a reduction of revenue as the original liability arose from a revenue transaction with a customer.

•	How you determined the standalone value of your equipment sale

RESPONSE:

The standalone value of an equipment sale is determined based on the price a device is sold to a consumer who is not also a T-Mobile monthly wireless service customer.

•	How you determined appropriate to recognize equipment revenue at the time of sale. How you concluded that receipt of the consideration is not contingent on providing the service.

RESPONSE:

Equipment revenue is recorded upon satisfaction of recognition parameters in accordance with ASC 605-10-25 and ASC 605-10-S25 at the fair value of consideration received, including cash payments and EIP receivables. When delivery of the device has occurred and payment is reasonably assured, equipment revenue is recognized provided the other criteria of revenue recognition are satisfied. Standard EIP contract terms state that the customer agrees to make payments on the device according to the established payment schedule subject to delivery of the device. The contract terms also state that cancellation of a monthly wireless service plan results in the remaining unpaid balance being declared due and payable.

REVISED DISCLOSURE:

In response to the Staff’s comment, T-Mobile intends to include additional disclosure in the financial statements in future filings substantially similar to the underlined language set forth below:

Revenue Recognition

The Company sells both wireless services and equipment to customers through its company-owned sales channels. For contracts that involve multiple components entered into at or near the same time, such as wireless services and equipment, revenue is allocated between the separate units of accounting, based on such components' relative selling prices on a standalone basis. This is subject to the requirement that revenue recognized is limited to the amounts already received from the customer that are not contingent upon the delivery of additional products or services to the customer in the future. To the extent the Company charges nonrefundable, up-front activation fees and associated costs, the related revenues are deferred and amortized over the estimated term of the customer relationship. For customers enrolled in JUMP!, the Company treats the JUMP! trade-in right as a component in a multiple element arrangement and defers equipment sales revenue in the amount of the fair value of the trade-in right. See Guarantee Liabilities for more information.

Guarantee Liabilities

T-Mobile offers a handset upgrade program, JUMP!, which provides eligible customers a specified-price trade-in right to upgrade their device.  Participating customers must purchase a device from T-Mobile, have a qualifying monthly wireless service plan with T-Mobile, and finance their device using an EIP, which is treated as a single multiple-element arrangement when entered into at or near the same time.  Upon qualifying JUMP! program upgrades, the customers’ remaining EIP balance is satisfied provided they trade in their eligible used device in good working condition and purchase a new device from T-Mobile on a new EIP.

For customers who enroll in the trade-in programs, the Company defers the portion of equipment sales revenue which represents the estimated value of the specified-price trade-in right guarantee.  The guarantee liabilities are valued based on various economic and customer behavioral assumptions, including the customer's estimated remaining EIP balance at trade-in, the expected fair value of the used handset at trade-in, and the probability and timing of trade-in.  T-Mobile assesses guarantee liabilities at each reporting date to determine if facts and circumstances would indicate the incurrence of incremental contingent liabilities is probable and if so, reasonably estimable. The recognition and subsequent adjustments of the contingent guarantee liability as a result of these assessments are recorded as adjustments to revenue. When customers upgrade their devices, the difference between the trade-in credit to the customer and the fair value of the returned devices is recorded against the guarantee liabilities.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Note 2 - Acquisitions and Other Transactions

Spectrum License Transactions, page 6

2.
We note the transfer of AWS and PCS spectrum licenses to Verizon resulted in the recognition of non-cash gains. Tell us if the AWS and PCS spectrum transferred to Verizon was acquired as part of the MetroPCS business combination, or the U.S. Cellular or Deutsche Telekom transactions. Also tell us if you believe the carrying value of the transferred spectrum approximated its fair value.

RESPONSE:

Of the AWS and PCS spectrum licenses transferred to Verizon, approximately $558 million, or 26%, of the fair value of the spectrum licenses transferred was acquired by T-Mobile through the MetroPCS business combination or the Deutsche Telekom transaction. None of the AWS and PCS spectrum licenses transferred to Verizon was acquired as part of the U.S. Cellular transaction. The carrying values of the transferred spectrum licenses were collectively less than their fair values which resulted in the recognition of non-cash gains. Of the total non-cash gain recognized, approximately $48 million, or 7%, related to the spectrum licenses acquired in the MetroPCS or Deutsche Telekom transactions.

Factoring Arrangements, Variable Interest Entity and Continuing Involvement, pg. 7

3.
Please tell us and disclose how you’ve determined the Company lacks the power to direct the activities that significantly impact the Factoring VIE’s economic performance. We note T-Mobile has continuing involvement with the sold receivables as it services the receivables and is required to repurchase certain receivables. We also note that T-Mobile may be responsible for absorbing additional credit losses. Please reference the ASC 810 subsections for variable interest entities (VIE’s) in your response.

RESPONSE:

In accordance with ASC 810-10-25-38A, T-Mobile determined that while the Company has the obligation to absorb losses that could potentially be significant to the VIE as a result of the contractual requirement to repurchase certain receivables, it lacked the power to direct the activities that most significantly impact the VIE’s economic performance.

The activities that most significantly impact the VIE’s economic performance include entering into legal agreements, purchase of the receivables, on-sale of participating interest to other purchasers and related funding of the VIE, and servicing of the receivables. T-Mobile cannot cause the VIE to enter into legal agreements to purchase or sell assets. Selecting which receivables are purchased in the factoring arrangement is a shared power between T-Mobile and the counterparty to this arrangement and parameters for selecting receivables to be sold are defined pursuant to the factoring arrangement. T-Mobile has no influence in determining whether the VIE will on-sell interests in service receivables to other purchasers as an alternative or additional funding source. Lastly, T-Mobile is operating as a servicing agent for the receivables and does not have power over servicing activities as the counterparty to the factoring arrangement may remove the Company as servicer at will subject to a three month notice period, which we have evaluated to be commercially reasonable. Upon notice of removal, there is no recourse available to T-Mobile, such as the termination or wind down of the factoring arrangement, and as such there is no financial penalty, other barrier or other significant disincentive to removing the Company as servicer. In accordance with ASC 810-10-55-35, this is considered a substantive kick-out right. Therefore, T-Mobile concluded it does not have the power to direct the activities that most significantly impact the economic performance of the VIE.

REVISED DISCLOSURE:

In response to the Staff’s comment, T-Mobile intends to include additional disclosure in the financial statements in future filings substantially similar to the underlined language set forth below:

Factoring Arrangement, Variable Interest Entity

The Company determined the Factoring VIE is a VIE as it lacks sufficient equity to finance its activities. The Company has a variable interest in the Factoring VIE, but is not the primary beneficiary as it lacks the power to direct the activities that most significantly impact the Factoring VIE’s economic performance. The activities which most significantly impact the Factoring VIE’s economic performance include committing the Factoring VIE to legal agreements to purchase or sell assets, selecting which receivables are purchased in the factoring arrangement, determining whether the Factoring VIE will sell interests in the purchased service receivables to other parties, and servicing of the receivables. While T-Mobile acts as the servicer of the sold receivables, which is considered a significant activity of the VIE, the Company is acting as an agent in its capacity as the servicer and the counterparty to the factoring arrangement has the ability to remove T-Mobile as the servicing agent of the receivables at will with no recourse available to T-Mobile. As the Company has determined it is not the primary beneficiary and does not hold any equity interest, the results of the Factoring VIE are not consolidated into the Company’s condensed consolidated financial statements.

Factoring Arrangements, Sale of Receivables, page 7

4.
Please provide us your detailed analysis in support of your conclusion that the transfer of receivables under the factoring arrangement qualify as sales of financial assets, consistent with the guidance of ASC 860-10-40-5 and 40-24. Further, please tell us and disclose the accounting basis for classification of the deferred purchase price as trading securities carried at fair value in light of the transfer of the financial assets to a non-consolidated entity. Please reference in your response the specific guidance that you are relying upon as a basis for your accounting.

RESPONSE:

T-Mobile evaluated the criteria in ASC 860 to determine whether the transfer of receivables under the factoring arrangement qualified as a sale of financial assets and concluded all conditions to qualify as a sale were met. Specifically, the Company considered the criteria in ASC 860-10-40-5.

Transfer of Receivables

ASC 860-10-40-5 sets forth criteria for control of the trade-receivables to be considered transferred, which includes: (1) legal isolation of the transferred financial assets, (2) transferee’s rights to pledge or exchange, and (3) effective control.

In accordance with ASC 860-10-40-5(a), legal isolation is achieved when the transferred financial assets have been put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Isolation is largely a legal determination. For this reason T-Mobile retained third-party counsel to provide both a true-sale (re-characterization) opinion and non-consolidation opinions for U.S. bankruptcy law purposes, which provide T-Mobile reasonable assurance in support of the accounting conclusions that the assets sold are put beyond the reach of the Company and its creditor’s control and the ASC 860 criteria had been met.

T-Mobile concluded the criteria under ASC 860-10-40-5(b) had been met as the factoring arrangement allows the purchaser to exercise their rights of ownership, such as selling, exchanging, and securitizing or pledging the purchased receivables and therefore no condition constrains the purchaser from taking advantage of their rights. In the factoring arrangement, T-Mobile holds a right-of-first-refusal in the subsequent exchange (sale) of the assets, at a price not less than an amount equal to a bona-fide third party offer price. As the right-of-first-refusal is priced at an amount no less than the price of a bona-fide third party offer the right-of-first-refusal does not effectively constrain the purchaser from taking advantage of their rights and therefore does not preclude such a transfer from qualifying as a sale.

In addition, T-Mobile concluded it relinquished effective control of the sold assets per criteria described under ASC 860-10-40-5(c). The factoring arrangement includes a mandatory repurchase agreement for certain receivables, including aged receivables that have not been paid by the customer more than 120 days after their original due date or receivables where write-off is imminent. In accordance with ASC 860-10-40-24, arrangements that include repurchase agreements generally should be treated as financing arrangements. However, ASC 860-10-40-25 explains that where there is a right to reclaim transferred assets contingent upon a third-party action or event that is outside of the control of the transferor and that third-party action or event has not yet occurred, the transferor is not deemed to have effective control. In the factoring arrangement, mandatory repurchase occurs only in the event receivables have not been paid by the customer more than 120 days after their original due date, which is an event that is outside of T-Mobile’s control. As T-Mobile is unable to unilaterally repurchase the receivables, the Company does not have effective control. Since the factoring arrangement includes an automatic repurchase feature, receivables are re-recognized at the time the repurchase feature becomes exercisable.

The factoring arrangement also includes a clean-up call whereby T-Mobile may reacquire the remaining financial assets if the amount outstanding falls to a level below 10 percent of the highest funding limit, in which case the costs of servicing become burdensome. A clean-up call confers effective control only when it enables T-Mobile to call more than a de-minimis level of outstanding assets. T-Mobile considers its clean-up call to be de-minimis.

Deferred Purchase Price (DPP) Accounting and Classification

T-Mobile records a trading security, carried at fair value, reflecting the DPP amount of consideration that is held by the transferee until certain contingencies are resolved. The trading security is used as a credit enhancement whereby cash is held back from and due to T-Mobile and is available to the transferee for the repurchase of defaulted receivables.

In accordance with ASC 860-20-35-2, financial assets, except for instruments that are within the scope of Subtopic 815-10, that can contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment shall be subsequently measured like investments in debt securities classified as available for sale or trading under ASC 320. Therefore, T-Mobile elected at inception to classify the DPP as a trading security carried at fair value.

REVISED DISCLOSURE:

In response to the Staff’s comment, T-Mobile intends to include additional disclosure in the financial statements in future filings substantially similar to the underlined language set forth below:

The proceeds were net of a receivable for the remainder of the purchase price (“deferred purchase price”), which is received from collections on the service receivables. The deferred purchase price represents a financial asset that can be settled in such a way that T-Mobile may not recover substantially all of its recorded investment due to the creditworthiness of customers, T-Mobile elected at inception to classify the deferred purchase price as a trading security carried at fair value with unrealized gains and losses from changes in fair value included in selling, general and administrative expense. The fair value of the deferred purchase price was determined based on a discounted cash flow model which uses unobservable inputs (Level 3 inputs), including customer default rates. Due to the short-term nature of the underlying financial assets, the carrying value approximated fair value.

* * *

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the responses provided herein. Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Morgan, our Chief Accounting Officer, at (425) 378-4435 or me at (425) 383-4859. For any future written correspondence sent by email, please use the following addresses: Braxton.Carter@T-Mobile.com, Michael.Morgan@T-Mobile.com, Dave.Miller@T-Mobile.com and Lyle.Steidinger1@T-Mobile.com.

Sincerely,

/s/ J. Braxton Carter
J. Braxton Carter
Executive Vice President and Chief Financial Officer (Duly Authorized Officer)